Mail Stop 0409

      							April 19, 2005

Via U.S. Mail and Fax (775) 826-0166
Ms. Tanya M. McCaffery
Interim Chief Financial Officer
Specialty Trust, Inc.
6160 Plumas St.
Reno, NV 89509

	RE:	Specialty Trust, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 333-44860

Dear Ms. McCaffery:

      We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Accounting Firm, pages 91 and 92

1. We note that neither the report on the consolidated financial statements, nor the report on the consolidated financial statement schedule is signed by your auditors. Please revise to provide signed audit reports for both the consolidated financial statements and the consolidated financial statement schedule.



*    *    *    *

      As appropriate, please amend your Form 10-K and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bill Demarest, Staff Accountant, at (202)
824-
5539 or me, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Daniel Gordon
							Branch Chief


??

??

??

??

Ms. Tanya M. McCaffery
Specialty Trust, Inc.
April 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE